FAIRFAX News Release

Stock Symbol: FFH.SV (TSX); FFH (NYSE)

TORONTO, December 24, 2004

FAIRFAX DECLARES ANNUAL DIVIDEND

     Fairfax Financial Holdings Limited (TSX:FFH.SV) (NYSE:FFH) announces that it has declared a dividend of US$1.40 per share on its outstanding multiple voting and subordinate voting shares, payable on January 28, 2005 to shareholders of record on January 14, 2005. Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

     This dividend continues the policy, instituted in 2001, of payment of a modest annual dividend. This policy was discussed in Fairfax’s 2000 Annual Report. The dividend declared in 2003 was also US$1.40 per share.

     Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management .

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946